Exhibit 99.3

VOTE ON INTERNET Go to http : //www . vstocktransfer . com/proxy Click on Proxy Voter Login and log on using the below control number . Voting will be open until 11 : 59 p . m . , Eastern Time, May 21 , 2026 . CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. ATTEND THE MEETING If you would like to attend the Extraordinary General Meeting to be held in - person at at the office of the Company's Cayman Islands counsel Carey Olsen at Pavilion East, Cricket Square, George Town KY 1 - 1001 , Cayman Islands, or virtually on May 22 , 2026 at 10 : 00 a . m . Eastern Time, please register via the URL below : https://meeting.vstocktransfer.com/AGROZMAY26 * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting of Shareholders - Agroz Inc. AGAINST ABSTAIN FOR DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED RESOLUTIONS. 1. It is resolved as an ORDINARY RESOLUTION that the authorised share capital of the Company be amended and increased from US $ 11 , 500 divided into 100 , 000 , 000 Ordinary Shares of a par value of US $ 0 . 0001 each and 15 , 000 , 000 Redeemable Convertible Preference Shares of a par value of US $ 0 . 0001 each, to US $ 102 , 000 divided into 1 , 000 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 0001 each, 5 , 000 , 000 Class B Ordinary Shares of a par value of US $ 0 . 0001 each and 15 , 000 , 000 Redeemable Convertible Preference Shares of a par value of US $ 0 . 0001 each, by : (a) the re - designation of 100 , 000 , 000 Ordinary Shares of a par value of US $ 0 . 0001 each as Class A Ordinary Shares of a par value of US $ 0 . 0001 each, (b) the creation of 900 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 0001 each, and (c) the creation of 5 , 000 , 000 Class B Ordinary Shares of a par value of US $ 0 . 0001 each, each with the rights and subject to the restrictions set out in the Amended Articles (as defined below) ; 2. It is resolved as a SPECIAL RESOLUTION that the amended and restated memorandum and articles of association of the Company be amended and restated in their entirety and be replaced by the form of second amended and restated memorandum and articles of association, as attached to the notice convening the EGM (the "Amended Articles") . 3. It is resolved as a SPECIAL RESOLUTION that the Company effectuate a reverse share split of its Class A and Class B Ordinary Shares, par value US $ 0 . 0001 per share, in a ratio of any whole number in the range of 2 - to - 1 up to 20 - to - 1 with such ratio to be determined in the discretion of the Directors (the "Consolidation"), effective upon the Directors determining the ratio and resolving to approve the Consolidation . 4. It is resolved as an ORDINARY RESOLUTION that : a)any of the appropriate directors and officers of the Company be, and each of them hereby is, authorized : (i) to prepare, execute, deliver and perform, as the case may be, such agreements, amendments, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings ; (ii) to pay or cause to be paid on behalf of the Company any related costs and expenses ; and (iii) to take such other actions, in the name and on behalf of the Company, as each such officer, in his discretion, shall deem necessary or advisable to complete and effect the foregoing resolutions or to carry out the intent and purposes of the foregoing resolutions, the preparation, execution, delivery and performance of any such agreements, amendments, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings, the payment of any such costs or expenses and the performance of any such other acts shall be conclusive evidence of the approval of the Company thereof and all matters relating thereto ; and b)all actions heretofore taken by the directors and officers of the Company with respect to the foregoing resolutions and all other matters contemplated by the foregoing resolutions are hereby approved, adopted, ratified and confirmed Note: To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting. Signature, if held jointly Signature Date To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

AGROZ INC. Extraordinary General Meeting of Shareholders May 22, 2026 IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 22, 2026 The Proxy Statement and the Proxy Card are available online at: https://ts.vstocktransfer.com/irhlogin/I - AGROZ To Register for the Virtual Meeting, Please Visit: https://meeting.vstocktransfer.com/AGROZMAY26 DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We hereby appoint the chairman of the EGM as my/our proxy to attend and to act for me/us at the EGM and at any adjournment thereof and to vote on my/our behalf all of my/our shares in the Company in respect of the resolutions set out in the notice convening the EGM as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit . Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Agroz Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. Email Address: PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and To be Signed on Reverse Side)